REII INCORPORATED
                               RUA COTOXO 611-CJ63
                         SAO PAULO-SP- BRAZIL- 05021-000


                               AMENDMENT NO. 1 TO
                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


         This Information Statement is being mailed on or about May 17, 2005, by REII Incorporated (the "Company") to the holders of record of shares of its common stock, $0.001 par value per share as of the close of business on May 13, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         You are receiving this Information Statement in connection with the appointment of one new member to the Company's Board of Directors, in connection with the recent acquisition of approximately 77.5% of the outstanding shares of common stock of the Company by Livorno Investments Ltd., a Luxemburg corporation ("Livorno").


         On April 29, 2005, Livorno completed the acquisition of 3,609,850 shares of the outstanding common stock of the Company from Una M. Ricketts and Karen Ricketts, which shares constitute approximately 77.5% of the issued and outstanding shares of capital stock of the Company on a fully diluted basis (the "Acquisition"). The Acquisition was completed pursuant to the terms of a Stock Purchase Agreement dated April 29, 2005, among the Company, Livorno and Una M. Ricketts and Karen Ricketts. The purchase price paid by Livorno to Una M. Ricketts and Karen Ricketts for the 3,609,850 shares common stock was $400,000, which was paid by Livorno in cash out of its operating funds.


         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

                    CERTAIN INFORMATION REGARDING THE COMPANY

         CHANGES IN THE COMPANY'S BOARD OF DIRECTORS FOLLOWING THE ACQUISITION - At the closing of the Acquisition on April 29 2005, Karen Ricketts and Garfield
H. Ricketts, Jr. each submitted their resignation from the Company's Board of Directors effective immediately, and Daniel Ollech was appointed a Director effective immediately. The Company plans to appoint the Valquiria Cunha as a Director shortly after the date of this filing. At that time, Una M. Ricketts will resign from the Board.

         EXECUTIVE OFFICERS OF THE COMPANY APPOINTED FOLLOWING THE ACQUISITION - At closing of the Acquisition, the Board appointed the following executive officer of the Company:

------------------------- ------------------------------------------------------
             NAME                                POSITION
------------------------- ------------------------------------------------------
Daniel Ollech             Chief Executive Officer, President, Secretary and
                          Treasurer
------------------------- ------------------------------------------------------

DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share. As of May 13, 2005, the Company had 4,655,312 shares of common stock issued and outstanding. The description of the Company's capital stock is a summary of the material provisions of the capital stock. For more complete information, you should read the Company's Certificate of Incorporation and its amendments.

         Holders of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of the Company's common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of the Company's common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the Company's Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of the Company, the holders of the Company's common stock are entitled to receive ratably, the Company's net assets available after the payment of all liabilities.

         Holders of the Company's common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of the Company's common stock are validly issued, duly authorized, fully paid and nonassessable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of May 13, 2005 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company's executive officers and directors; and (iii) the Company's directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.


                                             Common Stock        Percentage of
Name of Beneficial Owner (1)            Beneficially Owned (2)  Common Stock (2)
--------------------------------------------------------------------------------
Daniel Ollech (3)                                      0                 0%
Una M. Ricketts (4)                               23,200               0.5%
7751 Naples Heritage Drive
Naples, Fl 34112
Valquiria Cunha                                        0                 0%
Livorno Investments Ltd. (35)                  3,609,850              77.5%
--------------------------------------------------------------------------------
All officers, directors and directors             23,200               0.5%
nominees as a group (3 persons)

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

(1) Except as otherwise indicated, the address of each beneficial owner is c/o REII Incorporated Rua Cotoxo 611-cj63 Sao Paulo-SP- Brazil- 05021-000.

(2) Applicable percentage ownership is based on 4,655,312 shares of common stock outstanding as of May 13, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of May 13, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of May 13, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)   Daniel  Ollech,   the  Company's  Chief  Executive   Officer,   President,
      Secretary, Treasurer and a Director is in addition a director and owner of 33%, of Livorno Investments Ltd.

(4) Amount includes 23,200 shares that are held in the Estate of Garfield H. Ricketts, Sr., the late husband of Una M. Ricketts, for which she serves as Executrix for the Estate.


(5) Livorno Investments Ltd. is owned equally by three individuals, Daniel Ollech, Maurizio Levi and Jacques Ollech, who each act as a director, so no one individual has control over the common stock owned by Livorno Investments Ltd.


         No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

MANAGEMENT OF THE COMPANY SUBSEQUENT TO THE ACQUISITION

         The following are the names and certain information regarding the Company's Directors, Director Nominees and Executive Officers following the Acquisition. The Company plans to appoint the Director Nominees to the Company's Board of Directors approximately ten days after the date the Company transmits to all holders of record of the Company's common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. There are no family relationships among any of the Company's Directors, Director Nominees and Executive Officers.

---------------------- --------- -----------------------------------------------
       NAME              AGE                            POSITION
---------------------- --------- -----------------------------------------------
Daniel Ollech             47     Chief Executive Officer, President, Secretary,
                                 Treasurer and Director
---------------------- --------- -----------------------------------------------
Una M. Ricketts           72     Director
---------------------- --------- -----------------------------------------------
Valquiria Cunha           48     Director Nominee
---------------------- --------- -----------------------------------------------

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS

         Daniel Ollech, President, Chief Executive Officer, Secretary, Treasurer and Director. Mr. Ollech was appointed Chief Executive Officer, President, Secretary, Treasurer and Director of the Company on April 29, 2005, upon the closing of the Acquisition. Mr. Ollech has been an owner of FHS Eastco do Brasil Ltd., a company involved in the trade and industrialization of instant coffee since 1997. Since 2001 Mr. Ollech has also been a Director, which in Brazil is an executive officer, of UCS Group, a company which provides financing through factoring and securitizations. Mr. Ollech was recently appointed President of UCS Group. Prior to 2001 Mr. Ollech managed his own investment portfolio. Mr. Ollech graduated with a degree in marketing from Escola Superior de Marketing, in 1980.

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

         Una M. Ricketts, Director. Mrs. Ricketts was educated in Jamaica, West Indies in all phases of Business (Accounting) and was employed as bookkeeper for 43 years rising to the position of Chief Accountant with Merchant's Importing Company of New York. Mrs. Ricketts retired in July 1993. She has been the Chief Accountant for Ricketts Enterprises International Inc., since its inception in February 1993. Upon the passing of her husband, Garfield Ricketts, Sr. in September 2004, Mrs. Ricketts was appointed to CEO and President to fill those vacancies created by the passing of her husband. Upon the closing of the Acquisition Mrs. Ricketts resigned as CEO and President.

         Valquiria Cunha, Director Nominee. Ms. Cunha has been serving has the Chief Financial Officer of FHS Eastco Do Brasil LTDA., since March 1999. Prior to 1999, Ms. Cunha served in various financial management and administrative positions for private companies located in Brazil. Ms. Cunha graduated with a degree in Business Administration from Sao Judas Tadeu University in Sao Paulo, Brazil, in 1985.


         The Company does not currently have a standing auditor compensation committee of the Board of Directors, or any committee performing similar functions. The Company's board of directors currently performs the functions of the audit and compensation committees.

         In addition, since the Board of Directors currently consists of two members, it does not believe that establishing a separate nominating committee is necessary for effective governance. When additional members of the Board of Directors are appointed or elected, the Company will consider creating a nominating committee. The Board of Directors does not currently have a formal director nomination process. The Board of Directors will consider director candidates nominated by security holders. Security holders should submit any recommendations to the Board of Directors by mailing such recommendations to the Board of Directors at the Company's address set forth above. The Board of Directors has not yet received recommendations for director nominees for director from security holders, has no minimum specific requirements as to a nominee, and does not have any specific process for identifying nominees, but the Board of Directors does not believe that it would evaluate a security holder nominee any differently than it would evaluate a nominee not nominated by a security holder.


SHAREHOLDER COMMUNICATIONS

         The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

EXECUTIVE COMPENSATION

         The following table sets forth all compensation paid in respect of the Company's Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last three completed fiscal years.

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

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
                                     -------------------------------------------

                                                                      OTHER
                                                                      ANNUAL
          NAME AND                                                   COMPEN-
     PRINCIPAL POSITION       YEAR     SALARY ($)    BONUS ($)      SATION ($)
----------------------------- ------ -------------- ------------ ---------------
Una M. Ricketts,             2004       -0-         $20,000        $140,000 (1)
     Former Chief Executive  2003       -0-            -0-            -0-
     Officer, President
and                          2002       -0-            -0-            -0-
     Treasurer

Karen Ricketts,              2004       -0-            -0-            -0-
     Former Vice President,  2003       -0-            -0-            -0-
     and Secretary           2002       -0-            -0-            -0-

EMPLOYMENT AGREEMENTS

         There are no employment agreements with any of the employees of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Daniel Ollech, the Company's Chief Executive Officer, President, Secretary, Treasurer and a Director is in addition a director and owner of 33%, of Livorno Investments Ltd. A shareholder which owns approximately 77.5% of the outstanding common stock of the Company.


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

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         REII INCORPORATED.


                                         By: /s/ Daniel Ollech
                                             -----------------------------------
                                             Daniel Ollech
                                             President, Chief Executive Officer,
                                             Treasurer and Secretary


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